EXHIBIT 99.3
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                                                                  NEWS RELEASE
                                                                       A (TSX)
                                                                    ABY (NYSE)

                ABITIBI-CONSOLIDATED REPORTS Q4 & 2005 RESULTS
                          A year of decisive actions

MONTREAL, FEBRUARY 1, 2006 - Abitibi-Consolidated Inc. reported today a fourth quarter loss of $355 million, or 81 cents a share, after recording after-tax asset write downs of $228 million. This compares to a loss of $108 million, or 24 cents a share, in the same quarter of 2004, which also included mill closure elements and asset write downs as well as a credit for countervailing and anti-dumping duties (CVD and AD). The Company recorded in the fourth quarter of 2004, an after-tax gain of $169 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt.

The write downs were mainly related to the permanent closure of both its Kenora, Ontario and Stephenville, Newfoundland and Labrador paper mills as well as impairment charges related to the Lufkin, Texas and Fort William, Ontario paper mills. In addition to the Kenora and Stephenville mills, the Company closed its Champneuf, Quebec sawmill and announced its intention to permanently close one paper machine at its Bridgewater, U.K. facility. Costs associated with these actions were partly offset by the gain of $53 million on the sale of timberlands in the Thunder Bay area in Ontario. Also included in the quarter's results were the following after-tax items: a negative income tax adjustment of $41 million, $14 million of financial expenses primarily related to early debt repayment and a $9 million loss on the translation of foreign currencies, namely the Company's US dollar-denominated debt.

Although not a GAAP measure, the loss would have been $51 million, or 12 cents per share, before the impact of specific items in the fourth quarter. This compares to a loss of $56 million, or 13 cents a share, in the fourth quarter of 2004, also before specific items (see Table 2 of MD&A).

The operating loss in the fourth quarter was $352 million compared with an operating loss of $346 million in the same quarter of 2004. The major difference year-over-year is higher mill-related energy and fibre costs and a stronger Canadian dollar. Offsetting these are higher prices for the Company's two paper segments and lower amortization as a result of mill closures (see Table 1 of MD&A).

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Q4 2005 AND YEAR-END HIGHLIGHTS
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o    Sales of $1.31 billion ($5.34 billion in 2005)
o    Approximately $1 billion of debt reduction associated with PanAsia sale
o    Price increases implemented for newsprint and commercial printing papers
o    EBITDA before specific items of $139 million ($649 million in 2005)
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For all of 2005,  the Company  reported a loss of $350 million,  or 80 cents a share, compared with a loss of $36 million, or 8 cents a share, for 2004. On an operating basis, the Company reported a loss of $276 million in 2005, compared with a loss of $256 million in 2004.

Although not a GAAP measure, the loss would have been $176 million, or 40 cents per share in 2005, before the impact of foreign currency translation and other specific items. This compares to a loss of $153 million, or 35 cents a share, in 2004, also before specific items (see Table 2 of MD&A).

The difference year-over-year is higher mill-related energy and fibre costs and a stronger Canadian dollar. Offsetting these are higher prices in the Company's two paper segments.

"As promised, we have taken decisive actions which have delivered an important reduction in our debt and at the same time, sharpened our strategic focus on our North American portfolio of assets while still serving customers across the globe," said President and Chief Executive Officer John Weaver. "We have significantly improved our balance sheet and liquidity position and we are positioning ourselves for greater financial flexibility for the future," added Weaver.

CURRENCY
For the full year 2005, the Canadian dollar was on average 7.4% stronger against the US dollar than in 2004. The Company estimates that this had an unfavourable impact on its operating results of approximately $236 million compared to the previous year. Other currency exchange rates had a negative impact of $16 million.

CAPEX
Capital expenditures were $177 million for the full year 2005, compared to $256 million in 2004. This reduction is mainly attributable to capital spent on the conversion of the Alma, Quebec machine in 2004 for production of Equal Offset(R).

BANKING COVENANTS
At the end of the fourth quarter, and following the asset write downs, the Company's net funded debt to capitalization ratio was 59.1% compared to its covenant requirement of 70% until December 31, 2007 and of 65% thereafter. Its EBITDA to interest coverage was 1.9x compared to the 1.5x threshold. These covenants only apply to the Company's $700 million revolving credit facility of which $70 million was drawn at year-end.

IN-DEPTH OPERATIONS REVIEW UPDATE
"Throughout 2005, the Company undertook an intensive review of its operations. As a result of this undertaking, the Stephenville and Kenora mills were permanently closed, removing 434,000 tonnes of newsprint capacity. The Company also announced its intention to permanently close the 60,000-tonne #4 paper machine at the Bridgewater mill and another 60,000-tonne paper machine in Grand Falls, Newfoundland and Labrador. The Company sold privately owned timberlands in Ontario and its interest in PanAsia. In 2006, we will continue to review options for our Fort William, Grand Falls and presently idled Lufkin paper mills. We will remain focused and vigilant, doing what is necessary to restore the Company to profitability, " stated Weaver.

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A conference  call hosted by management to discuss  quarterly  results will be
held   today  at  11  a.m.   (Eastern).   The   call   will  be   webcast   at
www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a leading producer of newsprint and commercial printing papers as well as a major supplier of wood products. Committed to the sustainable forest management of more than 40 million acres through third-party certification, the Company supplies customers in 70 countries from its 45 operating facilities. Abitibi-Consolidated is also the largest recycler of newspapers and magazines in North America. Company shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE:
ABY).

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CONTACTS
--------

INVESTORS:
Frank Alessi
Director, Investor Relations
514 394-2341
falessi@abitibiconsolidated.com

MEDIA:
Seth Kursman
Vice President, Communications and Government Affairs
514 394-2398
seth_kursman@abitibiconsolidated.com



FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.


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